(logo)CIMARRON           3780 I-55 North
MORTGAGE COMPANY         Jackson, MS 38211

                         P.O. Box 12830                          (601)987-8000
                         Jackson, MS 39238-2830             Fax: (601)987-8002

March 7, 1997



Ernst & Young, LLP
400 One Jackson Place
Jackson, MS 39201





Gentlemen:

In connection with your compliance attestation engagement relating to management's assertion about Cimarron Mortgage Company's compliance with the minimum servicing standards as set forth in the Mortgage Bankers Association of AMERICA'S UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS (USAP) as of December 31, 1996, and for the year then ended, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion on whether our assertion about compliance with the minimum servicing standards as set forth in the USAP is fairly stated in all material respects. Accordingly, we make the following representations, for the year ended December 31, 1996, with respect to compliance with the minimum servicing requirements as set forth in the USAP, which are true to the best of our knowledge and belief.

We acknowledge that, as members of management of Cimarron Mortgage Company, we are responsible for complying with the minimum servicing standards as set forth in the USAP. We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of Cimarron Mortgage Company's compliance with the minimum servicing standards referred to above as of December 31, 1996 and for the year then ended. Based on this evaluation, Cimarron Mortgage Company has complied with the minimum servicing standards as set for the in the USAP.

There has been no known non compliance with minimum servicing standards for the period from December 31, 1996 through the date of your attestation examination report.

As of and for this same period, Cimarron Mortgage Company had in effect a fidelity bond and errors and omissions policy in the amount of $2,000,000.

We have made available to you all documentation related to compliance with the minimum servicing standards.


                   Member of the Mortgage Bankers Association

Ernst & Young, LLP
March 7, 1997
Page Two



There have been no irregularities involving management or employees who have significant roles in internal control. There have been no irregularities involving other employees that could have a material effect on compliance with the minimum servicing standards.

There have been no communications from regulatory agencies concerning possible noncompliance with the minimum servicing standards for the year ended December 31, 1996 and through the date of your attestation examination report.

No events or transactions have occurred since December 31, 1996, or are pending that would have an effect on our compliance with minimum servicing standards at that date or for the year then ended.

We understand that your examination was conducted in accordance with Statement on Standards for Attestation Engagement No. 3, COMPLIANCE ATTESTATION, issued by the American Institute of Certified Public Accountants, and was, therefore, designed primarily for the purpose of expressing an opinion on whether our assertion is fairly stated in all material respects based on criteria established by the Mortgage Banker's Association and that your procedures were limited to those that you considered necessary for that purpose.


Very truly yours,



/s/Paul J. Salvo
PAUL J. SALVO
President and Chief Executive Officer


/s/George T. Henley
GEORGE T. HENLEY
Executive Vice President


/s/Linda Scott
LINDA SCOTT
Vice President and Secretary